Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended September 30,		Nine months ended September 30,
(in thousands)	2016	2015	2016	2015
Excluding interest on deposits (1)
Income before income taxes	$191,263	179,910	485,020	487,522
Fixed charges, excluding preferred dividends and capitalized interest	1,272	377	2,029	644
Earnings	$192,535	180,287	487,049	488,166
Interest expense	$1,272	377	2,029	644
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	4,397	4,397	13,191	13,191
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$5,669	4,774	15,220	13,835
Ratio of earnings to fixed charges and preferred dividends (2)	33.96	37.76	32.00	35.28

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.